Gentor Resources Inc.

PRESS RELEASE

Gentor Provides Corporate Update

Toronto, Canada - June 10, 2022 - Gentor Resources Inc. (the "Company") (TSX-V - "GNT") announces that it has called an annual and special meeting of shareholders of the Company (the "AGM") to be held on June 29, 2022.  At the AGM, shareholders of the Company will be asked to consider and, if thought advisable, to authorize by means of a special resolution, the consolidation of the issued and outstanding common shares of the Company (the "Common Shares") by changing each two Common Shares into one Common Share.

In the event that shareholders pass the said special resolution at the AGM to consolidate the Common Shares and the board of directors of the Company determines, in the best interests of the Company, to implement the share consolidation in order to assist in attracting additional capital for the Company (notwithstanding that the above special resolution is passed at the AGM, the board may determine not to proceed with the share consolidation without further approval or authorization of, or notice to, the shareholders of the Company), the presently issued and outstanding 38,906,742 Common Shares will be consolidated into approximately 19,453,371 Common Shares, subject to the rounding of fractional shares pursuant to the share consolidation.  If the share consolidation is implemented, it is not planned to change the Company's name in conjunction with the share consolidation.  Shareholder approval and the acceptance of the TSX Venture Exchange are required in order to carry out the share consolidation.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 361-2510.